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                               SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        Schedule 13D

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 1)*



                                   Exabyte Corporation
                                     (Name of Issuer)

                          Common Stock, par value $.001 per share
                               (Title of Class of Securities)

                                         300615101
                                       (CUSIP Number)

                                       John R. Garrett
                              Meritage Investment Partners, LLC
                                    1600 Wynkoop, Suite 300
                                     Denver, Colorado 80202
                                        (303) 352-2040
                      (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                         May 17, 2002
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))

                           Page 1 of 20 Pages



CUSIP No. 300615101
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Private Equity Fund, L.P.

     I.R.S. Identification Nos. of above persons (entities only)

     06 153 8889
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         11,166,539
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    11,166,539
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person     11,166,539

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  27.2%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)  PN


CUSIP No. 300615101
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Investment Partners, LLC

     I.R.S. Identification Nos. of above persons (entities only)

     06 152 6863
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Colorado

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power   12,735,560
Shares Bene-
ficially                   8.       Shared Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    12, 735,560
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   12, 735,560

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)    30.25%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)      OO

                             Introductory Statement

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock") of Exabyte Corporation, a Delaware corporation ("Exabyte"). This amendment is filed by (i) Meritage Private Equity Fund, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct ownership of Common Stock, Series H Preferred Stock of Exabyte (the "Series H Preferred"), Series I Preferred Stock of Exabyte ("Series I Preferred"), and certain warrants of Exabyte to acquire Common Stock (the "Warrants"), and (ii) by Meritage Investment Partners, LLC, a Colorado limited liability company ("Meritage" and, together with the Fund, the "Reporting Persons"), by virtue of being the sole general partner of the Fund. This amendment amends Items 3, 4, 5, 6 and 7 of a statement of Schedule 13D (the "Original Filing") previously filed by the Reporting Persons.

         Item 3.  Source and Amount of Funds or Other Consideration

         No change except for the addition of the following:

On May 17, 2002, the Fund, Meritage Private Equity Parallel Fund, L.P. (the "Parallel Fund") and the Meritage Entrepreneurs Fund, L.P. (the "Entrepreneurs Fund", together with the Fund and the Parallel Fund the "Meritage Funds"), Exabyte and certain other investors entered into a Series I Preferred Stock Purchase Agreement dated as of May 17, 2002 (the "Purchase Agreement"), pursuant to which the Meritage Funds acquired the Series I Preferred and Warrants listed under Item 5. In addition, the Meritage Funds also extended a bridge loan to Exabyte, which loan is convertible into shares the Series I Preferred listed under Item 5 at the second closing under the Purchase Agreement, which will only occur after approval of Exabyte's stockholders. The Series I Preferred listed under Item 5 was purchased by the Meritage Funds at a price of $1.00 per share, and is convertible into Common Stock at any time on a basis of one share of Common Stock for each .5965 shares of Series I Preferred. The Warrant was acquired by the Meritage Funds in consideration of the bridge loan.

The Meritage Funds invested a total of $1,500,000 in the shares of Series I Preferred and a total of $1,000,000 in the bridge loan, of which the Fund invested a total of $1,315,200 and $876,800, respectively. Such funds were derived the Meritage Funds' capital available for investment, including the proceeds of borrowings by the Fund and the Parallel Fund under a line of credit maintained with Silicon Valley Bank as previously reported on this Statement on
Schedule  13D,  and as amended as set forth in  exhibit 8 to this  Statement  on
Schedule 13D. The aggregate amount of borrowings by the Fund and the Parallel Fund under the Silicon Valley Bank line of credit for such purpose was $350,000. Such borrowings bear interest at a variable rate (currently 5.0% per annum), are due on April 19, 2003, and are unsecured.

The Millennial Fund, Millennial Holdings LLC and the Tankersley Family Limited Partnership, entities related to Mr. Jack Tankersley (collectively, the "Tankersley Entities"), agreed to invest a total of $80,000 of their capital available for investment in Series I Preferred pursuant to the Purchase Agreement. Mr. Tankersley is a managing member of Meritage.

         Item 4.  Purpose of Transaction

         No change except for the addition of the following:

The Reporting Persons acquired the Series I Preferred, Warrants and bridge loan in order to increase their equity interest in Exabyte. The Reporting Persons intend to continuously review their investment in Exabyte, and depending upon their evaluation of the Exabyte's prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock or other Exabyte securities, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or other Exabyte securities held by such person, or cease buying or selling Common Stock or other Exabyte securities. Any such additional purchases or sales of the Common Stock or other Exabyte securities may be in open market or privately-negotiated transactions or otherwise.

Mr. Tankersley currently serves as a director of Exabyte, and pursuant to the Purchase Agreement the Fund will have the right to designate an additional director of Exabyte.

The Tankersley Entities agreed to acquire Series I Preferred in order to increase their equity interest in Exabyte.

         Item 5.  Interest in Securities of the Issuer

         No change except for the addition of the following:

The Fund directly beneficially owns 3,507,200 shares of Common Stock, 3,896,889 shares of Series H Preferred, and 1,315,200 shares of Series I Preferred. The Series I Preferred is convertible into 2,204,862 shares of Common Stock. Upon conversion of the bridge loan described in Item 3, the Fund will acquire an additional 876,800 shares of Series I Preferred (convertible into 1,469,908 shares of Common Stock), and, upon exercise in full of the Warrant, the Fund could acquire an additional 87,680 shares of Common Stock. Giving effect to the conversion of the Fund's Series H Preferred and Series I Preferred into Common Stock and the exercise of the Warrant, the Fund beneficially owns approximately 27.2% of the 33,366,576 shares of Common Stock outstanding as of May 10, 2002 plus the shares issuable upon such conversion and exercise.

The Entrepreneurs Fund directly beneficially owns 64,000 shares of Common Stock, 71,111 shares of Series H Preferred, and 24,000 shares of Series I Preferred. Upon conversion of the bridge loan described in Item 3, the Entrepreneurs Fund will acquire an additional 16,000 shares of Series I Preferred, and, upon exercise in full of the Warrant, the Fund could acquire an additional 1,600 shares of Common Stock.

The Parallel Fund directly beneficially owns 428,800 shares of Common Stock, 476,445 shares of Series H Preferred and 160,800 shares of Series I Preferred. Upon conversion of the bridge loan described in Item 3, the Parallel Fund will acquire an additional 107,200 shares of Series I Preferred, and, upon exercise in full of the Warrant, the Fund could acquire an additional 10,720 shares of Common Stock.

By virtue of the relationships described in Item 2, Meritage may be deemed to indirectly beneficially own (i) the Warrant and the 100,000 shares of Common Stock obtainable by the Meritage Funds upon exercise of the Warrant, (ii) the 4,000,000 shares of Common Stock directly beneficially owned by the Meritage Funds, (iii) the 4,444,445 shares of Series H Preferred that are directly beneficially owned by the Meritage Funds and the 4,444,445 shares of Common Stock obtainable upon conversion of such Series H Preferred, and (iv) the 2,500,000 shares of Series I Preferred that are directly beneficially owned by the Meritage Funds and the 4,191,115 shares of Common Stock obtainable upon conversion of such Series I Preferred. Giving effect to the conversion of all such Series H Preferred and Series I Preferred into Common Stock and the exercise of the Warrant, Meritage may be deemed to indirectly beneficially own approximately 30.25% of the Common Stock outstanding as of May 10, 2002 plus the shares issuable upon such conversion and exercise.

Each of the Meritage Funds has the sole power to vote, or direct the voting of, the Common Stock beneficially owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on an equal, pro rata basis.

The first full  paragraph  under Item 3 is  incorporated  by reference into this
Item 5.

Pursuant to the Purchase  Agreement,  the  Millennial  Fund will acquire  13,242 shares of Series I Preferred, Millennial Holdings, LLC will acquire 46,758 shares of Series I Preferred, and the Tankersley Family Limited Partnership will acquire 20,000 shares of Series I Preferred. By virtue of the relationships previously reported in this Statement on Schedule 13D, Mr. Tankersley may be deemed to indirectly beneficially own the 134,116 shares of Common Stock that may be acquired upon conversion of such shares of Series I Preferred. Ms. Laura Beller, a managing member of Meritage, may be deemed to indirectly beneficially own the 78,387 shares of Common Stock that may be acquired by Millennial Holdings, LLC upon conversion of the Series I Preferred to be acquired by it.

Each of the Tankersley Entities has the sole power to vote, or direct the voting of, the Common Stock owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement. Pursuant to the Purchase Agreement filed as an exhibit hereto and incorporated into this Item 6 by reference, certain investors acquired shares of Series I Preferred and/or agreed to acquire additional shares of Series I Preferred. In addition, Exabyte agreed to increased the size of its board of directors to add a director to be designated by the Fund. Pursuant to the Purchase Agreement the Meritage Funds agreed to make a bridge loan to Exabyte, with the loan being converted into shares of Series I Preferred at the second closing under the Purchase Agreement, which is dependent on approval of Exabyte's stockholders. The purchasers of the Series I Preferred also received certain registration rights in connection with the Series I Preferred.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the text of the Purchase Agreement filed as an exhibit to this Statement on Schedule 13D.

Warrant. Pursuant to the Warrant filed as an exhibit hereto and incorporated into this Item 6 by reference, the Meritage Funds have the right to acquire 100,000 shares of Common Stock at a purchase price of $.84 per share. The foregoing description of the Warrant is qualified in its entirety by reference to the text of the Purchase Agreement filed as an exhibit to this Statement on
Schedule 13D.

         Item 7.  Material to be Filed as Exhibits

Exhibit Number                  Description

       6 Purchase Agreement dated May 17, 2002 among Exabyte and certain investors (incorporated by reference to Exhibit 10.1 to Exabyte's current report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2002.

       7 Form of Warrant issued by Exabyte to the Meritage, as nominee for the Fund, the Parallel Fund and the Entrepreneurs Fund.

       8 Amendment to Loan Agreement among the Fund, the Parallel Fund and Silicon Valley Bank, dated as of April 20, 2002.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Meritage Private Equity Fund, L.P.
                                            Meritage Investment Partners, LLC



Date:  May 29, 2002                         /s/ Laura I. Beller
                                            Laura I. Beller, as managing member
                                            of Meritage Investment Partners,LLC,
                                            general partner of Meritage Private
                                            Equity Fund, L.P.

                                 Exhibit 7

                                  Warrant

This Warrant was originally issued on April 23, 2002 and has not been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. This Warrant may not be transferred in the absence of an effective registration statement under the Act (and other applicable securities laws) or an available exemption therefrom.


                      COMMON STOCK PURCHASE WARRANT


Date of Issuance:   April 23, 2002                           Certificate No. W-2


For value received, Exabyte Corporation, a Delaware corporation (the "Company"), hereby grants to Meritage Private Equity Funds, L.P. ("Registered Holder"), or its transferees and assigns, the right to purchase from the Company a total of One Hundred Thousand (100,000) shares of the Company's Common Stock, $.001 par value (the "Warrant Shares"), at a price of $0.83 per share (the "Exercise Price"). The Exercise Price and number of Warrant Shares (and the amount and kind of other securities) for which this Warrant is exercisable shall be subject to adjustment as provided herein. This Warrant (the "Warrant") is issued pursuant to Section 1.2 of the Note Purchase Agreement dated as of April 23, 2002 among the Company and Registered Holder.

SECTION 1.  Exercise of Warrant.

1A. Exercise Period. The purchase rights represented by this Warrant may be exercised, in whole or in part, at any time and from time to time during the period (the "Exercise Period") beginning on the Date of Issuance and ending on the tenth anniversary of the Date of Issuance or, if such day is not a business day, on the next succeeding business day. The Company will give the Registered Holder of this Warrant written notice of the expiration of the Exercise Period at least 30 days (but no more than 45 days) prior to the date of such expiration.

1B.      Exercise Procedure.

(i) This Warrant shall be deemed to have been exercised when all of the following items have been delivered to the Company (the "Exercise Time"):

(a) a completed Exercise Agreement, as described in Section 1C below, executed by the person exercising all or part of the purchase rights represented by this Warrant (the "Purchaser");

(b)      this Warrant;

(c) if the Purchaser is not the registered holder of this Warrant reflected in the Company's records maintained pursuant to Section 7 hereof (the "Registered Holder"), an Assignment or Assignments in the form set forth in Exhibit II hereto evidencing the assignment of this Warrant to the Purchaser; and

(d) either (x) a check payable to the Company in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares being purchased upon such exercise (the "Aggregate Exercise Price"), (y) the surrender to the Company of shares of the Company's Common Stock having a fair market value equal to the Aggregate Exercise Price, or (z) the delivery of a notice to the Company that the Purchaser is exercising the Warrant by authorizing the Company to reduce the number of Warrant Shares subject to the Warrant by that number of shares having an aggregate "spread" (i.e., the excess of fair market value over the Exercise Price) equal to the Aggregate Exercise Price. For purposes of this provision, "fair market value" shall mean, in the case of Common Stock, the average of the closing sales prices for the Common Stock on the principal national securities exchange on which the Common Stock is listed (or on the NASDAQ National Market System in the event that the Common Stock is not listed on a national securities exchange) for the 30 trading days preceding the date of exercise or, in the event that the Common Stock is not listed on a national securities exchange or quoted in the NASDAQ National Market System, the value of the Common Stock as determined in good faith by the Company's board of directors.

(ii) Certificates for Warrant Shares purchased upon exercise of this Warrant shall be delivered by the Company to the Purchaser within three business days after the date of the Exercise Time together with any cash payable in lieu of a fraction of a share pursuant to Section 8 hereof. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall deliver such new Warrant to the person designated for delivery in the Exercise Agreement concurrently with the delivery of certificates for Warrant Shares.

(iii) The Warrant Shares issuable upon the exercise of this Warrant shall be deemed to have been issued to the Purchaser at the Exercise Time, and the Purchaser shall be deemed for all purposes to have become the record holder of such Warrant Shares at the Exercise Time.

(iv) The issuance of certificates for Warrant Shares upon exercise of this Warrant shall be made without charge to the Registered Holder for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of Warrant Shares, except for any taxes or changes payable in connection with the issuance of Warrant Shares to any Person other than the Registered Holder.

(v) The Company shall not close its books against the transfer of this Warrant or of any Warrant Shares issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant.

(vi) The Company shall at all times reserve and keep available out of its authorized but unissued capital stock, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant. All Warrant Shares which are so issuable shall, when issued and upon the payment of the applicable Exercise Price, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges.

SECTION 2. Adjustment of Exercise Price and Number of Warrant Shares. In order to prevent dilution of the rights granted under this Warrant, the Exercise Price and the number of Warrant Shares or other securities obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 2.

2A. Adjustment for Stock Splits and Combinations. If the Company at any time after the Date of Issuance effects a subdivision of the outstanding Warrant Shares, the Exercise Price in effect immediately prior to that subdivision shall be proportionately decreased. Conversely, if the Company any time after the Date of Issuance combines the outstanding Warrant Shares into a smaller number of shares, the Exercise Price in effect immediately prior to the combination shall be proportionately increased. Any adjustment under this Section 2A shall become effective at the close of business on the date the subdivision or combination becomes effective.

2B. Adjustment for Stock Dividends and Distributions. If the Company at any time after the Date of Issuance makes, or fixes a record date for the determination of holders of Warrant Shares entitled to receive, a dividend or other distribution payable in additional Warrant Shares, in each such event the Exercise Price then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Exercise Price then in effect by a fraction (1) the numerator of which is the total number of Warrant Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which is the total number of Warrant Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Warrant Shares issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this Section 2B to reflect the actual payment of such dividend or distribution.

2C. Adjustments for Other Dividends and Distributions. If the Company at any time after the Date of Issuance makes, or fixes a record date for the determination of holders of Warrant Shares entitled to receive a dividend or other distribution (other than a dividend or distribution payable solely in Warrant Shares), in each such event provision shall be made so that the holder of this Warrant shall receive upon exercise hereof, in addition to the number of Warrant Shares receivable thereupon, the dividend or distribution which such holder would have received had such exercise occurred immediately prior to such event.

2D. Adjustment for Reclassification, Exchange and Substitution. If at any time after the Date of Issuance the Warrant Shares issuable upon exercise of this Warrant are changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger or consolidation provided for elsewhere in this Section
2), in any such event this Warrant shall thereafter represent the right to receive upon exercise hereof the kind and amount of stock and other securities and property receivable in connection with such recapitalization, reclassification or other change with respect to the maximum number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such recapitalization, reclassification or change, all subject to further adjustments as provided herein or with respect to such other securities or property by the terms thereof.

2E. Reorganizations, Mergers or Consolidations. If at any time after the Date of Issuance the Warrant Shares are converted into other securities or property, whether pursuant to a reorganization, merger, consolidation or otherwise (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 2), as a part of such transaction, provision shall be made so that this Warrant shall thereafter represent the right to receive upon exercise hereof the number of shares of stock or other securities or property to which a holder of the maximum number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such transaction would have been entitled in connection with such transaction, subject to further adjustments as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 2 with respect to the rights of the holder of this Warrant after such transaction to the end that the provisions of this Section 2 (including adjustment of the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant) shall be applicable after that event and be as nearly equivalent as practicable. The Company shall not be a party to any reorganization, merger or consolidation in which the Company is not the surviving entity unless the entity surviving such transaction assumes, by written instrument satisfactory to the holders of a majority of the outstanding Warrants, all of the Company's obligations hereunder.

2F. Certificate of Adjustment. In each case of an adjustment or readjustment of the Exercise Price, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Registered Holder of this Warrant. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

2G. Adjustment of Number of Warrant Shares. Upon each adjustment of the Exercise Price hereunder, the number of Warrant Shares acquirable upon exercise of this Warrant shall be adjusted to equal the number of shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

2H. Notices. The Company shall give written notice to the Registered Holder of this Warrant at least 15 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any transaction described in Section 2D or 2E hereof or any dissolution or liquidation of the Company.

SECTION 3. Warrant Transferable. This Warrant and the purchase rights represented hereby are transferable, in whole or in part, without charge to the Registered Holder upon surrender of this Warrant with a properly executed assignment (in the Form of Exhibit II hereto) at the principal office of the Company.

SECTION 4. Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants shall represent such portion of such rights as is designated by the Registered Holder at the time of such surrender.

SECTION 5. Replacement. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

SECTION 6. Amendment and Waiver. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the prior affirmative vote or written consent of the holders of Warrants representing not less than two-thirds of the Warrant Shares issuable upon exercise of all then-outstanding Warrants.

SECTION 7. Warrant Register. The Company shall maintain at its principal executive offices books for the registration of ownership and transfer of this Warrant. The Company may deem and treat the Registered Holder as the absolute owner hereof (notwithstanding any notation of ownership or other writing thereon made by anyone) for all purposes and shall not be affected by any notice to the contrary.

SECTION 8. Fractions of Shares. The Company may, but shall not be required to, issue a fraction of a Warrant Share upon the exercise of this Warrant in whole or in part. As to any fraction of a share which the Company elects not to issue, the Company shall make a cash payment in respect of such fraction in an amount equal to the same fraction of the fair market value of a Warrant Share on the date of such exercise.

SECTION 9. Governing Law. This Warrant shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

                              * * * * *

IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal and to be dated the date hereof.

                                            EXABYTE CORPORATION



                                            By:    /s/ Craig G. Lamborn
                                            Name:  Craig G. Lamborn
                                            Title: Vice President and Chief
                                                   Financial Officer


Attest:




Secretary

                                  EXHIBIT I



                              EXERCISE AGREEMENT


To:                                                           Dated:

The undersigned, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-____), hereby agrees to subscribe for the purchase of ______ Warrant Shares covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant.

     The undersigned requests that a certificate for such Warrant Shares be registered in the name of whose address is ________________________________ and whose social security number or other  identifying  number is  ___________,  and that such  certificate  be
     delivered      to       _________________       whose       address      is
     ___________________________________.  If said  number of Warrant  Shares is less than all of the Warrant Shares purchasable hereunder, the undersigned requests that a new Warrant evidencing the right to purchase the remaining balance of Warrant Shares for which this Warrant is exercisable be registered in the name of __________________ whose address is _________________________ and whose social security number or other identifying number is _________, and that such certificate be delivered to ______________ whose address is ____________________________________.


Signature ____________________

Address ______________________

                                   EXHIBIT II

                                   ASSIGNMENT

          FOR VALUE RECEIVED, hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (Certificate No. W- ) with respect to the number of the Warrant Shares covered thereby set forth below, unto:

Names of Assignee                   Address               No. of Warrant Shares






Dated:                                               Signature



Witness

                                    Exhibit 8

                   AMENDMENT TO LOAN AND SECURITY AGREEMENT

This  Amendment  to  Loan  and  Security   Agreement   (this "Amendment")  is
made as of April 20, 2002, by and between Meritage Private Equity Fund, L.P. and Meritage Private Equity Parallel Fund, L.P. (individually and collectively, "Borrower") and Silicon Valley Bank ("Bank").

                               RECITALS

A. Borrower and Bank are parties to, among other documents, a Loan and security Agreement dated as of October 12, 1999, as amended from time to time (the
"Loan Agreement).

B.Borrower and Bank desire to modify the Loan Agreement, in accordance with the terms of this Amendment.

NOW THEREFORE, Borrower and Bank agree as follows:

1.       The term "Maturity Date" is hereby amended to mean April 19, 2003.

2. The term "Committed Line" means the lesser of either (i) Twelve Million Dollars ($12,000,000) or (ii) an amount equal to 10%of the then current, estimated fair value of the Portfolio Securities (as defined in the Partnership Agreement) held by Borrower.

3. Notwithstanding the terms and conditions contained in the loan Agreement, no further Advances shall be allowed under the Committed Line at such time as the unfunded Capital Commitments are less than or equal to 15% of the aggregate Capital Contributions.

4. Section 5.3 entitled "Financial Statements, Reports, Certificates" is hereby amended in part to not require Borrower to deliver to Bank its company prepared consolidated balance sheet and statement of Partners' capital covering Borrower's consolidated operations for each fiscal quarter ending December 31.

5. Section 7.11 entitled "Partnership Events" is hereby amended to read as follows:

         If Jack Tankersley ceases to be the managing member of the General Partner of either Borrower.

6. Unless otherwise defined, all capitalized terms in this Amendment shall have the meanings assigned in the Agreement. Except as amended, the Agreement remains in full force and effect.

7. Borrower represents and warrants that the Representations and Warranties contained in the Agreement are true and correct as of the date of this Amendment, and that no Event of Default has occurred and is continuing.

8. Borrower shall pay Bank a fee in the amount of Five Thousand Dollars ($5,000) ("Loan Fee") plus all out-of-pocket expenses. In addition, Borrower shall pay Bank a fee equal to 0.125% of the average, quarterly unused portion of the Committed Line, annualized, due and payable to later than 30 days after the end of each fiscal quarter.

9. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original,, but all of which together shall constitute one instrument.

10. this Amendment amends certain terms of the Agreement. Except as amended hereby, the Agreement remains in full force and effect. This Amendment, together with the Agreement and any documents executed in connection with the Agreement, constitute the entire agreement of the parties with respect to the subject matter hereof, and supersede all prior agreements and negotiations.

11. The effectiveness of this Amendment is conditioned upon payment of the Loan Fee.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

Borrower:                                            Bank:
MERITAGE PRIVATE EQUITY FUND, L.P.                   SILICON VALLEY BANK
By:      Meritage investment Partners, LLC
         General Partner                             By:      /s/ Megan Varreris
         By:      /s/ Laura Beller                   Name:    Megan Varreris
         Name:    Laura Beller                       Title:   Vice President
         Title:   Managing Member

         By:      /s/ G. Jackson Tankersley
         Name:    G. Jackson Tankersley
         Title:   Managing Member

MERITAGE PRIVATE EQUITY PARALLEL
FUND, L.P.
By:      Meritage Investment Partners, LLC
         General Partner

         By:      /s/ Laura Beller
         Name:    Laura Beller
         Title:   Managing Member

         By:      /s/ G. Jackson Tankersley
         Name:    G. Jackson Tankersley
         Title:   Managing Member